November 22, 2006

Mail Stop 4561

Mr. Kent W. Christensen
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway
Salt Lake City, Utah 84121

Re: Extra Space Storage Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 13, 2006
        Form 10-Q for the quarter ended March 31, 2006
        Filed May 10, 2006
        File No. 1-32269

Dear Mr. Christensen:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Steven Jacobs
                            Accounting Branch Chief